Immediate
          Daniel  P.  Zoellner
          314/877-7052

            RALCORP HOLDINGS, INC. ANNOUNCES PRELIMINARY RESULTS OF
                        DUTCH AUCTION SELF-TENDER OFFER


ST. LOUIS, MO, NOVEMBER 16, 1998 Ralcorp Holdings, Inc. today announced the preliminary results of its self-tender offer for up to 5,000,000 shares of its Common Stock, or about 15.8 percent of its outstanding Common Stock. The offer expired at midnight (EST) on November 13, 1998.

Based on a preliminary count by the depository, the Company is expected to purchase 586,519 shares of its Common Stock at a purchase price of $16.00 per share in accordance with the terms of the tender offer. Of the 586,519 shares, 43,566 shares were tendered through the guaranteed delivery provisions established in the tender offer and as such, are to be received by the depository within three New York Stock Exchange trading days. The per share price was determined through a procedure commonly referred to as a "Dutch Auction." (See Editor's Note.) Shareholders who tendered their shares at or below $16.00 per share will have their shares purchased by the Company at the $16.00 per share price. The determination of the actual number of shares purchased is subject to final confirmation and the proper delivery of shares tendered and not withdrawn.

The Company expects that First Chicago Trust Company of New York, the depository for the offer, will begin issuing payments tomorrow and will complete the process as soon as possible.

Ralcorp Holdings, Inc. is a leading manufacturer of private label ready-to-eat and hot cereals, crackers and cookies and private label and value brand snack nuts.

EDITOR'S NOTE: Under this tender offer, the price to be paid per share was set by "Dutch Auction," meaning the Company pays only that amount per share which is necessary, within the stated range, in order to secure the number of shares tendered within the share parameters established in the offer. Once the price per share was determined, all shareholders are paid the same amount for each share of stock sold.

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